SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: June 14, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed: Ivanhoe Mines Ltd. Press Release (04June14.pdf)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 14, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

June 14, 2004

IVANHOE RESUMES DRILLING AT KHARMAGTAI COPPER-GOLD PROJECT IN MONGOLIA

DRILLING ENCOUNTERS LONG INTERCEPTS OF HIGH-GRADE GOLD FROM SURFACE,
INCLUDING 203 METRES GRADING 2.45 GRAMS OF GOLD PER TONNE AND 0.45% COPPER

ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Chairman Robert Friedland and Executive Vice-President, Exploration, Douglas Kirwin announced today that the company has resumed its exploration drilling at the Kharmagtai project in Mongolia’s South Gobi region. Several early holes have intersected long intercepts of high-grade gold and copper porphyry mineralization starting near surface. Drilling is ongoing to better define the potential size and grade of this new gold-rich zone.

The Kharmagtai exploration licence covers 67 square kilometres (26 sq. miles), approximately 120 kilometres north of Ivanhoe’s Turquoise Hill project. Ivanhoe also has additional exploration licences covering approximately 6,530 square kilometres (2,520 sq. miles) in the immediate vicinity of the Kharmagtai licence. Ivanhoe has a 90% interest in Kharmagtai, with QGX holding a 10% interest in the project.

Ivanhoe’s current drill program is focused at the Gold Hill Prospect, where previous drilling intersected two pipe-like quartz vein stockwork zones that host high-grade copper-gold porphyry mineralization. These zones, approximately 100 metres apart, have been designated the Southern Stockwork and Northern Stockwork.

“Recent drilling in the Southern Stockwork zone has identified a significant zone of gold-rich copper porphyry mineralization adjacent to an east-west-trending andesite dyke,” Mr. Kirwin said. “The gold-to-copper ratios of five-to-one in Hole 259 are considered to be very significant.”

Hole KH259, approximately 40 metres southeast of KH240, intersected 203 metres grading 2.45 g/t gold and 0.45% copper, beginning at a down-hole depth of three metres. This hole followed on the success of hole KH240 drilled at the end of the 2003 field season, which intersected 245 metres grading 2.48 g/t gold and 0.75% copper beginning at a down-hole depth of three metres. Hole KH183, also drilled in the 2003 season, intersected 62 metres grading 1.44 g/t gold and 0.47% copper, beginning at a depth of two metres. Other significant intercepts are listed in a table accompanying this news release on the Ivanhoe website: www.ivanhoemines.com.

The Southern Stockwork is 20 to 70 metres wide, 450 metres long and at least 300 metres deep, with grades ranging from 0.6 g/t to greater than 5.0 g/t gold and 0.3% to 1.0% copper. The Northern Stockwork is 250 metres long, 150 metres wide and at least 350 metres deep. Grades of 0.3 g/t to 0.5 g/t gold and 0.2 to 0.6% copper are typical, although there are several

10- to 40-metre-wide pockets of stronger mineralization with grades of 0.5 g/t to 3.0 g/t gold and 0.5% to 1.0 % copper.

The quartz stockwork zones have been focused around 0.5- to 20-metre-wide quartz diorite dykes that were emplaced into a series of diorites and quartz diorites. The thin nature of the mineralizing dykes and their irregular geometry are features that are typically observed in the shallower sections of porphyry copper-gold systems. The potential exists for the dykes and associated quartz stockwork mineralization to amalgamate into a larger porphyry stock at depth.

Drilling indicates that the Southern Stockwork remains open to the east, west and at depth. Field mapping has identified malachite-stained quartz vein stockworks to the north and east of the Northern Stockwork and west of the Southern Stockwork, clearly indicating that the systems remain open in these directions.

Ivanhoe plans to have an independently prepared resource estimate prepared for the Kharmagtai Project upon completion of the current phase of drilling.

The recommencement of drilling at Kharmagtai is the start of a multi-rig drilling program to explore Ivanhoe’s vast land holdings within Mongolia’s South Gobi porphyry belt, which compares favourably in size and style of mineralization to several of the world’s most productive copper-gold porphyry districts.

Douglas Kirwin, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by SGS Analabs Pty. Ltd. at its facility in Ulaanbaatar, Mongolia.

Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project in Mongolia and holds exploration rights covering approximately 111,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the planned expansion plan at Monywa, statements concerning estimates of future operating costs and copper production from the Monywa Mine, statements relation to the planned drilling program at Monywa, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators.